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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            SEC File Number - 0-17517

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                           Cusip Number - 811-412-10-5


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)  (x) Form 10-K    ( ) Form 20-F    ( ) Form 11-K    ( ) Form 10-Q
             ( ) Form N-SAR

                       For Period Ended: October 31, 1997

                       ( )    Transition Report on Form 10-K
                       ( )    Transition Report on Form 20-F
                       ( )    Transition Report on Form 11-K
                       ( )    Transition Report on Form 10-Q
                       ( )    Transition Report on Form N-SAR
                       For the Transition Period Ended: ____________________

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                           SEA PINES ASSOCIATES, INC.
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Full Name of Registrant


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Former Name if Applicable

                               32 GREENWOOD DRIVE
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Address of Principal Executive Office (Street and Number)

                          HILTON HEAD ISLAND, SC 29928
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City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; for the subject quarterly report of transition report on Form 10Q, of portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable


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                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

SEA PINES/TIDEPOINTE, INC., A SUBSIDIARY OF SEA PINES ASSOCIATES, INC. (THE COMPANY) IS A MINORITY GENERAL PARTNER IN TIDEPOINTE PARTNERS, WHICH IS DEVELOPING AND OPERATING A CONTINUING CARE RETIREMENT COMMUNITY ON HILTON HEAD ISLAND, SOUTH CAROLINA. IN DECEMBER 1997, THE COMPANY LEARNED THAT PIE MUTUAL INSURANCE COMPANY, THE ULTIMATE PARENT COMPANY OF PROVIDERS ENTERPRISES, INC., ITS 82.5% MAJORITY PARTNER IN TIDEPOINTE PARTNERS, HAD BEEN PLACED UNDER THE SUPERVISION OF THE INSURANCE DEPARTMENT OF THE STATE OF OHIO FOR THE PURPOSE OF REHABILITATION AND POSSIBLE LIQUIDATION, DUE TO QUESTIONS ABOUT PIE MUTUAL'S FINANCIAL CONDITION.

THE COMPANY IS UNCERTAIN AT THIS TIME AS TO THE IMPACT THAT THESE MATTERS MAY HAVE ON THE TIDEPOINTE PARTNERS PARTNERSHIP, THE FUTURE OF THE TIDEPOINTE PROJECT AND ITS OPERATIONS AND THE RECOVERABILITY OF THE AMOUNTS WHICH SEA PINES/TIDEPOINTE, INC. HAS INVESTED OR ADVANCED TO THE PARTNERSHIP, HOWEVER THE COMPANY IS CURRENTLY IN THE PROCESS OF INVESTIGATING AND EVALUATING THE POSSIBLE IMPACT OF THE ABOVE.

THESE RECENT EVENTS HAVE IMPEDED THE COMPANY'S ABILITY TO OBTAIN AND ASSESS INFORMATION REQUIRED FOR THE COMPLETION OF ITS FORM 10-K WITHIN THE ORIGINAL DUE DATE. THE COMPANY EXPECTS TO RECORD THE RESERVES AS DISCUSSED IN PART IV BELOW AND MAKE A COMPLETE FILING OF FORM 10-K ON OR BEFORE FEBRUARY 13, 1998.

THE COMPANY BELIEVES THAT THE INSURANCE DEPARTMENT OF THE STATE OF OHIO WILL ATTEMPT TO SELL PIE MUTUAL'S INTEREST IN TIDEPOINTE PARTNERS.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     MICHAEL E. LAWRENCE, CHIEF EXECUTIVE OFFICER    (803)        842-1919
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     (name)                                       (Area code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     (X)  Yes    ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (X) Yes ( ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     AS STATED IN PART III ABOVE, SEA PINES ASSOCIATES, INC. IS CURRENTLY INVESTIGATING AND EVALUATING THE RECOVERABILITY OF AMOUNTS INVESTED OR ADVANCED TO TIDEPOINTE PARTNERS BY ITS SUBSIDIARY SEA PINES/TIDEPOINTE, INC.

     THE COMPANY PRESENTLY EXPECTS TO FULLY RESERVE ITS INVESTMENT IN TIDEPOINTE PARTNERS AND ITS OUTSTANDING ADVANCES TO THE PARTNERSHIP AND RELATED INTEREST RECEIVABLE WHICH WHEN COMBINED WITH ITS FISCAL 1997 EQUITY SHARE OF THE TIDEPOINTE PARTNERS OPERATING LOSS WILL TOTAL $2,658,000.

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                           SEA PINES ASSOCIATES, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:   1/30/98                        BY:   CHARLES W. FLYNN
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                                             CHARLES W. FLYNN
                                             CHAIRMAN


DATE:   1/30/98                        BY:   MICHAEL E. LAWRENCE
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                                             MICHAEL E. LAWRENCE
                                             CHIEF EXECUTIVE OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. the form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).